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                          October 12, 2022

       Charles M. Shaffer
       Chairman and Chief Executive Officer
       Seacoast Banking Corporation of Florida
       815 Colorado Avenue
       Stuart, FL 34994

                                                        Re: Seacoast Banking
Corporation of Florida
                                                            Registration
Statement on Form S-4
                                                            Filed October 4,
2022
                                                            File No. 333-267739

       Dear Charles M. Shaffer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance